Exhibit 99(4)(14)

To the Stock Exchanges	January 11, 2006
in Copenhagen and New York	Release 3/2006
STATEMENT OF TREASURY SHARES AND OUTSTANDING SHARE OPTIONS
Copenhagen, Denmark — As mentioned in the Board of Directors’ statement on the public tender offer from Nordic Telephone Company ApS, cf. stock exchange announcement no. 25/2005 of December 2, 2005, in case of a change-of-control of TDC A/S holders of share options issued under TDC A/S’ management share option programme and participants in the share option programme established in TDC A/S’ foreign subsidiaries will be entitled to exercise existing share options comprising approx. 4.4 million shares of each DKK 5 in TDC A/S. TDC A/S has granted a possibility to exercise 3,346,576 options prior to the expiry of the offer period, however subject to completion of the public tender offer. 97 percent of options under this offer have been exercised.
As also mentioned in the Board of Directors’ statement, TDC A/S has made an offer to purchase certain existing share options to the holders of share options issued under TDC A/S’ management share option programme subject to completion of the public tender offer. This offer covered 490,868 options, of which 99 percent have been acquired by TDC A/S.
On the basis of the above, TDC A/S’ holding of treasury shares and the number of outstanding share options amount as of today’s date to the following:

Treasury shares:	3,606,093 shares of DKK 5 each
of which 3,241,081 shares of each DKK 5 are — subject to completion of the public tender offer — transferred to the participants of TDC A/S’ management share option programme as fulfillment of TDC A/S’ obligations under the programme. Hereafter, TDC A/S holds 365,012 shares as treasury shares, of which up to 222,212 shares may be acquired by participants in the share option programme established in TDC A/S’ foreign subsidiaries. However, these participants will be offered a cash settlement of the share options and TDC A/S expects the offer for cash settlement be accepted.

Outstanding share options:	4,250,747 pcs. comprising 4,250,747 shares of each DKK 5
of which 3,241,081 pcs. options — subject to completion of the public tender offer — have been conditionally exercised by the option holders. Furthermore and subject to completion of the public tender offer, 487,664 pcs. of the outstanding options have been acquired by TDC A/S against cash consideration. As stated above TDC A/S expects to settle in cash 222,212 pcs. options issued to the participants in the share option programme established in TDC A/S’ foreign subsidiaries. Hereinafter, in total 299,790 pcs. outstanding share options issued under TDC A/S’ management share option programme remain.
Referring to the conditions for Nordic Telephone Company ApS’ public tender offer, TDC A/S has decided that TDC A/S does not intend to dispose of the treasury shares, which are not used to fulfill already issued share options.
For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA.
TDC listings
Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790
Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094